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Profile ProLogis is a leading provider of distribution facilities and services with over 220 million square feet in more than 1,700 distribution facilities owned, managed and under development in over 65 markets in North America, Europe and Japan. ProLogis continues to expand the industry's first and only global network of distribution facilities with the objective of building shareholder value. We accomplish this through the ProLogis Operating System® and our commitment to be the "Global Distribution Solution" for our customers, providing exceptional facilities and services to meet their expansion and reconfiguration needs.

Mission To be the leading global provider of distribution facilities and innovative service solutions to the world's largest users of distribution space, thereby creating value for our customers and shareholders.

About This Report In past ProLogis annual reports, we've spoken of our strategies. We've outlined how we create long-term value and enhance returns by focusing on customers' needs, recycling capital to fund our development business and growing our global base of distribution properties. But the best strategies in the world don't amount to much if you can't turn those strategies into realities. It all comes down to execution – going beyond facilities to understand the needs of our customers; going beyond borders to serve customers wherever they need to be; and, most important, delivering products and services that go beyond customers' expectations. On the following pages, you'll meet some of the people of ProLogis and the customers we serve, and read how we execute our strategies – what we do, where we do it and for whom we do it.

Table of Contents

- Grew total assets owned and managed by over 21%, to more than $10.3 billion, up from $8.5 billion at the end of 2001
- Achieved total shareholder return of 24.2%, including share price appreciation and dividends
- Accessed $200 million of equity when Macquarie ProLogis Trust was launched on the Australian Stock Exchange and formed ProLogis Japan Fund to provide up to $1 billion of total capital in the next three years
- Recycled over $1.1 billion in capital which, when combined with acquisitions, increased total real estate assets in ProLogis funds to $4.6 billion from $2.9 billion in 2001
- Increased share of funds from operations from ProLogis property funds by 31% year over year while increasing management fees by 91%
- Grew year-over-year funds from operations per share to $2.39 from $2.35 while increasing fully diluted earnings per share to $1.20 from $0.52
- Increased the public float of common shares by 25%, significantly expanding our shareholder base following the distribution of ProLogis shares in the merger of Security Capital Group into GE Capital Real Estate



(per share)
(per share)
(in millions)
(in billions)
10.9%
11.3%
11.2%
'00 '01 '02
15.0%
16.0%
15.8%
'00 '01 '02
$1.38
$1.42
$1.44*
'01 '02 '03
$2.21
$2.35*
$2.39
'00 '01 '02
$644
$612
$718
'00 '01 '02
$7.1
$8.5
$10.3
'00 '01 '02
* Projected for 2003
* Before $0.24 in non recurring charges
* Prior to write-downs of $88.4 and $42.9 million in 2001 and 2002, respectively
* Includes 100% of assets of ProLogis' unconsolidated investees

## To Our Shareholders

In 2002, our global diversity, strong development business and expanding property funds helped us achieve positive, albeit modest, growth in funds from operations (FFO), despite the stagnant North American economy and the threat of war. Our core property operations performed in line with our expectations, with our North American occupancies slightly ahead of the overall market. We expanded our global presence, moving into new markets in Europe, and established our position as a leading industrial developer in Japan. We also completed the sale of $345 million of temperature-controlled assets. These sales reduced our investment to 3% of total assets, permitting us to focus on our core business of developing, owning and managing modern distribution facilities.

A Decade of Achievement

Celebrating our 10th year in 2003, we have achieved a great deal. We have built the world's leading global network of distribution facilities with total assets owned and under management of over $10.3 billion. Over the last 10 years, we have grown FFO per share on a compound annual basis by 16%, and in 2002, we achieved return on equity of 15.8% and return on assets of 11.2%. We've also increased our common dividend by 67% since our IPO in 1994, and at just 59% of FFO, our dividend coverage is among the strongest in the industry. In 2002, ProLogis' common shareholders realized a total return of 24.2%, driven by our significant achievements and the market's shift toward more stable, higher-yielding stocks.

CDF Business Remains Strong

Our Corporate Distribution Facilities (CDF) business continued to perform well, with record levels of development starts and dispositions. In 2002, 80% of our development starts were outside North America, reflecting the diversity of markets in which we can deploy our capital and serve our customers. Globally, our CDF business is capitalizing on distribution inefficiencies and the need for modern, state-of-the-art facilities. There continues to be demand for build-to-suit facilities across many of our markets as our customers seek to reduce total logistics costs. In 2002, 56% of our CDF leases were represented by build-to-suit agreements. Our deep customer relationships drive new development, which in turn, fuels growth in our property funds and related fees. This integrated business strategy not only supports



Total Square Feet Leased to Targeted Global Customers
(in millions)
67.1
75.4
91.0
'00
'01
'02
Assets Under Management in ProLogis Property Funds
(in billions)
$1.7
$2.9
$4.6
'00
'01
'02
Total Market Capitalization*
(in billions)
$7.7
$7.6
$8.4
'00
'01
'02


* Includes ProLogis' share of third-party debt of unconsolidated investees



K. Dane Brooksher (l)
*Chairman and Chief Executive Officer*

Irving F. Lyons, III (r)
*Vice Chairman and Chief Investment Officer*

It is our execution of solutions that sets us apart. We have built our team with local nationals who provide in-depth market knowledge while maintaining a global perspective, going beyond expectations to deliver high-quality customer service and consistent standards across all our global markets.

growth in a weak economy but also provides great opportunity as market conditions improve.

### Property Funds Enhance Growth

The growth in our property funds – to $4.6 billion from $2.9 billion one year ago – was driven primarily by the contribution of $1.1 billion of CDF development properties, complemented by strategic acquisitions in North America and Europe. This expansion of assets under management led to a 49% increase in FFO and fees from our funds. Our growth was supported by the public listing of Macquarie ProLogis Trust in Australia, which provided $200 million of equity capital in 2002 and continues to be a source of capital for our North American development business. We also formed ProLogis Japan Fund with the Government of Singapore, which can grow up to $1 billion over the next three years. Our access to third-party capital ensures that we have the funds available to continue to meet our customers' new facilities needs, while supporting ProLogis' high returns on its invested capital.

### People Make the Difference

A key element of our success is providing customer solutions with our own people; we don't outsource our customer service to third-party managers. Staying close to our customers helps us understand their objectives and gives us the opportunity to be involved early in their distribution network planning. This approach yielded impressive results, with repeat customers leasing 62% of the record 14.8 million square feet of CDF space leased in 2002.

While market conditions in North America remain challenging, we have never been more excited by the value creation opportunities before us. We believe the execution of our unique strategy will continue to deliver value – to customers and shareholders around the world. Despite escalating geopolitical uncertainty, we are well positioned with people and strategies that will continue to deliver long-term growth and enhance shareholder value. We thank you for your ongoing support.

K. Dane Brooksher
*Chairman and Chief Executive Officer*

Irving F. Lyons, III
*Vice Chairman and Chief Investment Officer*

**The Call** It's all about execution – how the people of ProLogis work together through our unique, integrated ProLogis Operating System® to go beyond the call, providing exceptional customer service around the globe. Our proprietary property management and customer service delivery system combines the talents and experience of four groups of professionals who deliver solutions that go beyond facilities to address the needs of our customers. Our *Market Services Group* provides local expertise and day-to-day customer response. Our *Global Services Group* establishes relationships with the largest global users of distribution space and brings together the





Customer Facilities Needs
Global Services Group
ProLogis Solutions
Customer Facilities Solutions
Distribution Network Design & Optimization
Site Selection & Incentive Negotiation
Facility Design
Material Handling Procurement & Leasing
Material Handling Systems Integration


The *ProLogis Solutions Group* starts with identifying our customers' needs and, through a suite of value-added services, results in a customized total distribution solution.

resources of the other groups to serve customer needs beyond borders. Our *Global Development Group* builds facilities to meet specific customer needs as well as new facilities to meet market demand. The *ProLogis Solutions Group* and our partners provide analysis, consulting and material handling equipment to help customers manage their distribution networks more efficiently. It is this industry-leading approach that allows us to provide our customers with solutions as unique as they are, tailored to match their needs, with the right facilities in the right locations and in the right configurations, delivering solutions that go beyond expectations.









"In 2002, we discovered and capitalized on opportunities despite the soft U.S. economy. I believe that in times like these, the quality and experience of our people really shine through."

John W. Seiple, Jr., *President and Chief Operating Officer, North America*

# Beyond Facilities

With over 170 million square feet owned and managed serving more than 3,200 customers, ProLogis' number-one North American market position is more than twice that of our closest competitor. Because our relationships go beyond facilities, we have been able to leverage customer relationships despite the weak U.S. economy. In 2002, we captured a significant amount of build-to-suit activity, as demand for customized facilities remained stable. Longer term, we will benefit as most speculative development has been sharply reduced. While markets were soft in 2002, we are encouraged by an increase in leasing activity and a modest uptick in overall U.S. occupancy levels.

We believe the need for customized solutions will only accelerate with increased merger and acquisition activity and growing demand for new, streamlined distribution networks to help cut costs and improve service to customers. As one of the nation's leading developers in our target markets, we continue to focus on increasing our development market share as we go beyond buildings to deliver solutions. The depth of our team and our strategic land positions in the largest U.S. logistics markets provide a solid platform from which to pursue this goal.



"We understand that our customer relationships are the foundation of our growth. Only by providing high-quality, consistent service can we ensure that customers think of us when they plan the next phase of their development."

Debra McRight, *Senior Vice President, Client Services, North America*

## Unilever

Unilever, one of the world's largest consumer products companies with annual sales of $46 billion, operates in 88 countries and produces a wide range of foods as well as home and personal care products, such as Dove®, Wisk® and Q-Tips®.

In North America, after merging Lever Brothers, Chesebrough-Pond's and Helene Curtis to form Unilever Home and Personal Care (Unilever HPC), the company needed to create a world-class supply chain from three distinct networks. Two years ago, ProLogis began working with Unilever HPC to help them accomplish their goals of reducing logistics costs and improving speed to market. ProLogis went beyond the facilities to provide a distribution solution that included facility design, site selection, state incentive negotiations, material handling equipment procurement and leasing, and, ultimately, the development of over 4.8 million square feet of strategically located distribution space. The resulting network enabled Unilever HPC to consolidate its network from 15 smaller facilities to five major, super-regional distribution centers. It can now ship products to a majority of its customers throughout the United States within one day – a 15% improvement in efficiency – and is anticipating annual savings of 7% in transportation, administrative and facility costs.

Unilever's choice of ProLogis as a partner in its North American network optimization is an excellent example of how we can enhance a customer's ability to manage the logistics of delivering products to their customers. On the foundation of this relationship, ProLogis is currently pursuing opportunities to support Unilever's distribution network initiatives in other parts of the world.



"We had over $900 million of development starts around the globe in 2002, driven by solid build-to-suit demand and network reconfiguration activity. Our global presence allows us to bring together best practices from throughout the organization to ensure the highest-quality facilities for our customers."

Jack Rizzo, *Managing Director, Global Development Group*

"We had to streamline operations, save costs and become more effective in the way we shipped to customers. It was ProLogis' breadth of experience and comprehensive services that provided true economic value to Unilever."

Fred Berkheimer (r), *Vice President, Logistics, Unilever HPC*

Greg Arnold (l), *Senior Vice President, ProLogis Global Services Group*


WISK
WISK
DOVE
DOVE
DOVE
DOVE
8 60 OZ. CARTONS
147-061
147-061
156-573


"With continued European unification, former barriers to efficient distribution are now gone. Every company needs to be focused on developing a competitive advantage through more efficient logistics networks."
Robert J. Watson, *President and Chief Operating Officer, Europe*

# Beyond Borders

Beginning in May 2004, the European Union will add 10 new countries, growing to 450 million citizens from 370 million and creating the world's largest trading bloc with an economy of $9.3 trillion. From the Czech Republic, to Hungary, to Poland, as barriers disappear companies will need to restructure distribution networks to efficiently address this expanding, unified marketplace. Going beyond country borders, ProLogis is there for our customers as the largest and only pan-European provider of distribution facilities.

While the introduction of a common currency has made it easier for companies to transport goods throughout Europe, countries continue to have their own languages, customs and regulations governing development and economic growth. This is why ProLogis built our European team from the ground up with local European nationals – more than 200 experienced real estate, property management and development professionals. The local knowledge of these individuals has been a key driver of our success, allowing us to build a position of over 40 million square feet since we entered Europe in 1997. As companies have gone from smaller, local facilities to larger, more modern regional facilities, ProLogis has been there, helping them improve their distribution efficiencies beyond borders.



"Increasingly, customers are seeking providers that can support their need for distribution space, not just locally, but on a pan-European basis. From Barcelona to Budapest, working with ProLogis ensures consistent, high-quality facilities and an unparalleled level of customer service."

Michael de Jong-Douglas, *Vice President, Client Services, Europe*

## TNT Logistics

TNT Logistics is the world's number-one logistics provider in the automotive industry and a key player in both the electronics and pharmaceuticals sectors. As the fastest-growing division of Dutch express, mail and logistics giant TPG, TNT Logistics grew its 2002 revenues to $3.2 billion, an increase over 2001 of 8.4%.

In Europe, almost 60% of ProLogis' rental income comes from third-party logistics providers (3PLs) like TNT – companies that manage inventory and product delivery for manufacturers. Just as ProLogis has become the leader in pan-European distribution facilities, TNT also has created its premier position by understanding the needs of its customers. TNT provides complex supply chain services using advanced information technology to optimize the operation of its customers' distribution networks. ProLogis helps TNT help its customers by providing state-of-the-art distribution facilities, designed to be an integral part of these supply chains. Since beginning our relationship in 2002, TNT has expanded from one ProLogis building in the United Kingdom to nine facilities in three countries in Europe, including new construction of over 1 million square feet in Milan.

ProLogis' strategic land positions in key logistics markets will allow us to continue to serve the goods transport sector, which has historically grown in line with international trade. We are also well positioned to serve retailers and manufacturers in Europe seeking to optimize their distribution networks. ProLogis' local knowledge, coupled with its unparalleled pan-European presence, provides these customers with a competitive advantage in a challenging market.



"Demand for larger, modern facilities in Europe continues as customers increasingly desire their distribution operations to be centralized in order to serve not only local but regional and international markets as well."

Roger Peters, *Vice President, Market Officer, the Netherlands*

"TNT has become an integral part of the automakers' blueprint for meeting the challenges of globalization. ProLogis' local market expertise, combined with its understanding of our business, has been a key driver behind our expanding relationship."

M. Peter Bakker (r), *Chairman and CEO, TPG N.V.*

Bert Angel (l), *First Vice President, ProLogis Global Services Group, Europe*


TPG



"With logistics costs significantly higher than elsewhere in the world, companies operating in Japan are recognizing the benefits of modern, well-located distribution facilities."

Jeffrey H. Schwartz, *President and Chief Operating Officer, Asia and President of International Operations*

# Beyond Expectations

For an island approximately the same size as the state of California, Japan is a distribution powerhouse with Tokyo being the world's largest logistics market. The timing was right for our move into Japan, as the market is undergoing significant changes. Multilayered distribution channels are giving way to the need for improved efficiency, as the market is moving from user-owned facilities to leasing. This, coupled with the scarcity of modern facilities, has created an excellent development opportunity for ProLogis.

Our strategy in Japan is to go beyond expectations, developing innovative, well-situated facilities for specific customers' needs, like Matsushita and Nippon Express, or multi-tenant facilities that provide excellent access to local cargo ports, airports and roadways. Since our first development in 2001, ProLogis has become one of the largest industrial developers in Japan with over $225 million of construction under way. This growth will be managed by more than 20 nationals, many of whom joined us from Japan's leading development and finance companies. ProLogis' customer service delivery system has been well tested in many markets, but our local team helps us customize our approach and define the best way to do business in Japan, allowing us to gain momentum in this exciting market.

"Through our experienced real estate professionals, ProLogis has demonstrated its ability to acquire and entitle the strategically located sites that our customers want. Our team then develops modern, functional space to serve the evolving needs of the market."

Masato Miki, *First Vice President, Japan*



## DHL

The DHL network links over 120,000 destinations in more than 220 countries and territories worldwide. In 2001, when DHL needed a new facility in Tokyo to serve as a hub for its East Japan operations, it came to ProLogis on the basis of our long-standing relationship. We currently serve DHL and its affiliates in 22 facilities in 15 markets on three continents. The first thing that needed to be done was to identify potential locations and secure a site that provided access to major transportation arteries. While undeveloped land is a rarity in the commercial areas of Tokyo, ProLogis was able to identify, secure and rezone a premier, albeit small, parcel of land with good access to both Haneda and Narita airports. The next step was to design a building that fit the site but, more important, met DHL's needs. To accommodate the 198,000 square feet required, we had to build up five floors – a structure uniquely designed for the site. Fourteen months later, DHL moved in and today manages the flow of packages to 33 service centers, stations and gateways in East Japan from this facility.

The DHL facility is just one example of our ability to apply innovative thinking to our customers' requirements, providing solutions that go beyond expectations. Today, we have four buildings under construction in and around Tokyo, for over 1.5 million square feet, all multi-story. We're working closely with companies such as Matsushita, which we also serve in San Francisco, and Nippon Express, our first customer in Europe. All of our facilities have the advantage of being located close to strategic transportation corridors, cargo ports or airports providing customers with easy access to one of the largest economies in the world.



"We started over $225 million in development in Japan in the last six months of 2002. This demand is a result of both Japanese and international companies trying to capture the opportunities represented by Japan's large population and understanding the advantages of a well-conceived distribution network."

Kenji Ishijima, *Vice President, Development, Japan*



"DHL and ProLogis have had a long-standing business relationship. We appreciate having one team at ProLogis handle all our distribution facility needs around the world. ProLogis was DHL Japan's natural partner of choice to develop and manage a distribution hub for our Japanese operations."

Tatsuo Yaguchi (r), *Operations Director, DHL Japan, Inc.*

Mike Yamada (l), *First Vice President, ProLogis Development, Japan*



"ProLogis' innovative fund strategy has allowed us to raise unprecedented amounts of third-party capital, supporting global development while enhancing returns to our shareholders."

Walter C. Rakowich, *Managing Director and Chief Financial Officer*

# Beyond Convention

To appreciate ProLogis' significant global expansion opportunities, it is helpful to understand how we became a global company with more than $10 billion of real estate assets owned and under management from a regional provider with just $400 million in assets 10 years ago. Initially, we acquired facilities to serve customers with multiple U.S. location needs. As our customers shared their international expansion plans, the enormous potential of a global platform became clear. To capture that opportunity, we realized we would need to either raise significant public capital or go beyond conventional means to grow without directly accessing the public markets. The result was the implementation of our unique property fund strategy. It allows us to recycle capital by contributing development properties to funds. We receive income and generate fees while strengthening customer relationships by continuing to provide exceptional service. ProLogis' integrated business model is designed to support annual growth in net asset value (NAV) per share and should allow for accelerated growth as global economies recover.



"With the IPO of Macquarie ProLogis Trust on the Australian Stock Exchange, we have access to a long-term source of funding for our CDF business in North America. In Japan, we established a joint venture to provide expansion capital of up to $1 billion over the next three years."

Paul Congleton, *Managing Director, Global Capital Group*

## Evolving Strategy

Five years ago, 93% of our total income on an FFO basis came from rental income from wholly owned properties with just 4% from our development business. Today, rental income accounts for 61% while our development business represents 21% and our share of FFO and fees from our property funds represents another 12%.

This diversification of our revenue stream benefits shareholders in several ways. First, we raise third-party capital through property funds, enhancing our returns by having less of our capital invested. Second, as we redeploy our initial investment into new development and receive additional units of ownership in the funds, we generate property income and asset management fees – both significant drivers of growth. And third, we continue to manage the properties, thereby maintaining customer relationships and enhancing opportunities for repeat business. Importantly, the components of our business model are interrelated.

- Repeat customers from our operating properties lease approximately two-thirds of our CDF developments.
- On average, 90% to 95% of our CDF developments are contributed to ProLogis property funds.
- These development contributions generate gains that we coinvest in our property funds alongside private equity investors.
- And, as our property funds grow, we increase our critical mass of operating properties and further expand our customer base, while driving additional growth in rental and fee income.

As a greater portion of our revenues is derived from development gains and our fund business, we expect to continue to support our strong return on invested capital and return on assets.



"Investors in ProLogis European Properties Fund enjoy solid returns through their direct ownership in state-of-the-art industrial properties, while benefiting from the professional management provided by the ProLogis Operating System."

Peter Cassells, *Vice President, Fund Management, Europe*


North America
Europe
Asia
World Headquarters
European Headquarters
Asia Headquarters
Markets

## Global Positioning

- Over 1,700 distribution facilities – more than 220 million square feet – owned, managed and under development in 14 countries in North America, Europe and Japan
- Over 3,600 customers served worldwide, including companies such as Alcoa, Deutsche Post, TNT Logistics, Home Depot, Johnson & Johnson, Kraft Foods, OfficeMax, Panasonic and Subaru
- Serving 445 of the largest targeted global users of distribution space with over 70% of them leasing more than one facility from us
- Significant customer diversity with no single customer representing more than 2.2% of annual rents
- North America – Strategic positions in the 10 largest logistics markets account for 56% of our North American portfolio
- Asia – Expanded presence in Japan to 1.7 million square feet owned and under construction from less than 200,000 square feet a year ago
- Europe – Leading positions in France, Poland, the Netherlands and the United Kingdom with a growing presence in Spain, Italy, Germany and Belgium and recently established positions in the Czech Republic and Hungary

# Condensed Consolidated Statements of Earnings

| Years Ended December 31, *(In thousands, except per share data)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Income | | | |
| Rental income | $449,479 | $466,714 | $481,000 |
| Other real estate income | 126,773 | 99,890 | 75,573 |
| Income (loss) from unconsolidated investees | 96,381 | (49,644) | 78,858 |
| Interest and other income | 2,368 | 6,165 | 8,090 |
| *Total income* | 675,001 | 523,125 | 643,521 |
| Expenses | | | |
| Rental expenses, net of recoveries | 32,593 | 28,700 | 27,177 |
| General and administrative | 53,893 | 50,274 | 44,954 |
| Depreciation and amortization | 153,075 | 143,465 | 151,483 |
| Interest | 152,958 | 163,629 | 172,191 |
| Other | 4,541 | 4,014 | 5,909 |
| *Total expenses* | 397,060 | 390,082 | 401,714 |
| Earnings from operations | 277,941 | 133,043 | 241,807 |
| Minority interest share in earnings | 5,508 | 6,461 | 5,586 |
| Earnings before gain on disposition of real estate and foreign currency exchange losses | 272,433 | 126,582 | 236,221 |
| Gain on disposition of real estate, net | 6,648 | 10,008 | 1,314 |
| Foreign currency exchange losses, net | (2,031) | (3,721) | (17,927) |
| Earnings before income taxes | 277,050 | 132,869 | 219,608 |
| Income tax expense | | | |
| Current | 10,509 | 2,467 | 900 |
| Deferred | 17,660 | 2,258 | 4,230 |
| *Total income tax expense* | 28,169 | 4,725 | 5,130 |
| Net earnings | 248,881 | 128,144 | 214,478 |
| Less preferred share dividends | 32,715 | 37,309 | 56,763 |
| Net earnings attributable to Common Shares | $216,166 | $ 90,835 | $157,715 |
| Weighted average Common Shares outstanding – Basic | 177,813 | 172,755 | 163,651 |
| Weighted average Common Shares outstanding – Diluted | 184,869 | 175,197 | 164,401 |
| *Net earnings attributable to Common Shares – Basic* | $ 1.22 | $ 0.53 | $ 0.96 |
| *Net earnings attributable to Common Shares – Diluted* | $ 1.20 | $ 0.52 | $ 0.96 |

# Condensed Consolidated Balance Sheets

| December 31, (In thousands) | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Real estate | $5,395,527 | $4,588,193 |
| Less accumulated depreciation | 712,319 | 574,871 |
| | 4,683,208 | 4,013,322 |
| Investments in and advances to unconsolidated investees | 821,431 | 1,310,735 |
| Cash and cash equivalents | 110,809 | 27,989 |
| Accounts and notes receivable | 39,329 | 23,829 |
| Other assets | 268,748 | 183,988 |
| *Total assets* | $5,923,525 | $5,559,863 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities | | |
| Lines of credit | $ 545,906 | $ 375,875 |
| Senior unsecured debt | 1,630,094 | 1,670,359 |
| Mortgage notes and other secured debt | 555,978 | 532,106 |
| Accounts payable and accrued expenses | 154,082 | 116,931 |
| Construction costs payable | 27,880 | 19,805 |
| Distributions and dividends payable | 729 | 63,169 |
| Other liabilities | 79,902 | 59,980 |
| *Total liabilities* | 2,994,571 | 2,838,225 |
| Minority interest | 42,467 | 45,639 |
| Shareholders' equity | | |
| Series C Preferred Shares | 100,000 | 100,000 |
| Series D Preferred Shares | 250,000 | 250,000 |
| Series E Preferred Shares | 50,000 | 50,000 |
| Common Shares | 1,781 | 1,759 |
| Additional paid-in capital | 3,016,889 | 2,958,613 |
| Employee share purchase notes | – | (14,810) |
| Accumulated other comprehensive income (loss) | 47,264 | (63,780) |
| Distributions in excess of net earnings | (579,447) | (605,783) |
| *Total shareholders' equity* | 2,886,487 | 2,675,999 |
| *Total liabilities and shareholders' equity* | $5,923,525 | $5,559,863 |

# Condensed Consolidated Statements of Cash Flows

| Years Ended December 31, (In thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Operating activities | | | |
| Net earnings | $ 248,881 | $ 128,144 | $ 214,478 |
| Adjustments to reconcile net earnings to net cash provided by operating activities | | | |
| Minority interest share in earnings | 5,508 | 6,461 | 5,586 |
| Depreciation and amortization | 153,075 | 143,465 | 151,483 |
| Gains on disposition of real estate, net | (6,648) | (10,008) | (1,314) |
| Straight-lined rents | (4,576) | (6,215) | (6,716) |
| Amortization of deferred loan costs | 4,967 | 5,233 | 4,597 |
| Share-based compensation | 12,369 | 7,194 | 3,811 |
| (Income) loss from unconsolidated investees | (65,042) | 68,129 | (64,239) |
| Deferred income tax expense | 17,660 | 2,258 | 4,230 |
| Foreign currency exchange (gains) losses, net | 14,690 | (2,630) | 19,477 |
| (Increase) decrease in accounts and notes receivable and other assets | 47,508 | (29,661) | (41,644) |
| Increase (decrease) in accounts payable, accrued expenses and other liabilities | (51,157) | 30,902 | 31,342 |
| *Net cash provided by operating activities* | 377,235 | 343,272 | 321,091 |
| Investing activities | | | |
| Real estate investments | (1,205,652) | (836,309) | (670,918) |
| Proceeds from dispositions of real estate | 968,895 | 855,993 | 489,020 |
| Net (advances to) amounts received from unconsolidated investees | 79,835 | 72,677 | (188,750) |
| Proceeds from repayment of notes receivable | 2,250 | 11,591 | 11,671 |
| Adjustments to cash balances from contributions and reporting changes | 18,527 | – | (17,968) |
| *Net cash provided by (used in) investing activities* | (136,145) | 103,952 | (376,945) |
| Financing activities | | | |
| Net proceeds from issuance of Common Shares, net of repurchases | 49,064 | 54,885 | 30,233 |
| Redemption of preferred shares | – | (139,583) | – |
| Debt issuance and other transaction costs incurred | (3,165) | (1,815) | (4,598) |
| Distributions paid on Common Shares | (252,270) | (237,691) | (219,333) |
| Distributions paid to minority interest holders | (7,246) | (7,116) | (7,123) |
| Dividends paid on preferred shares | (32,715) | (37,309) | (56,763) |
| Principal payments on senior unsecured debt | (40,625) | (30,000) | (30,000) |
| Principal payments received on employee share purchase notes | 5,110 | 3,746 | 4,350 |
| Net (payments on) proceeds from settlement of derivative financial instruments | (2,230) | (2,825) | 808 |
| Net proceeds from (repayments on) lines of credit | 138,588 | (63,947) | 341,122 |
| Principal payments on secured debt | (12,781) | (15,450) | (14,310) |
| *Net cash provided by (used in) financing activities* | (158,270) | (477,105) | 44,386 |
| Net increase (decrease) in cash and cash equivalents | 82,820 | (29,881) | (11,468) |
| Cash and cash equivalents, beginning of year | 27,989 | 57,870 | 69,338 |
| Cash and cash equivalents, end of year | $ 110,809 | $ 27,989 | $ 57,870 |

# Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income

| Years Ended December 31, *(In thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Common Shares (par value) at beginning of year | $ 1,758.9 | $ 1,652.9 | $ 1,618.3 |
| Issuance of Common Shares, net of repurchases | 19.8 | 27.2 | 16.4 |
| Conversion of limited partnership units | 2.7 | 0.2 | 2.4 |
| Redemption or conversion of Series B Convertible Preferred Shares | – | 77.9 | 9.8 |
| Issuance of Common Shares in acquisition of unconsolidated investee | – | 0.7 | 6.0 |
| Common Shares (par value) at end of year | $ 1,781.4 | $ 1,758.9 | $ 1,652.9 |
| Preferred shares at stated liquidation preference at beginning of year | $ 400,000 | $ 691,403 | $ 710,518 |
| Redemption or conversion of preferred shares | – | (291,403) | (19,115) |
| Preferred shares at stated liquidation preference at end of year | $ 400,000 | $ 400,000 | $ 691,403 |
| Additional paid-in capital at beginning of year | $2,958,613 | $2,740,136 | $2,663,350 |
| Issuance of Common Shares, net of repurchases | 39,344 | 54,858 | 30,251 |
| Conversion of limited partnership units | 1,491 | 216 | 8,167 |
| Redemption or conversion of Series B Convertible Preferred Shares | – | 151,742 | 19,105 |
| Issuance of Common Shares in acquisition of unconsolidated investee | – | 1,452 | 11,872 |
| Sale of share options to unconsolidated investees | 1,003 | 1,091 | 2,153 |
| Share-based compensation costs | 16,438 | 9,118 | 5,238 |
| Additional paid-in capital at end of year | $3,016,889 | $2,958,613 | $2,740,136 |
| Employee share purchase notes at beginning of year | $ (14,810) | $ (18,556) | $ (22,906) |
| Principal payments on employee share purchase notes | 5,110 | 3,746 | 4,350 |
| Notes retired through Common Share repurchases | 9,700 | – | – |
| Employee share purchase notes at end of year | $ – | $ (14,810) | $ (18,556) |
| Accumulated other comprehensive income (loss) at beginning of year | $ (63,780) | $ (33,768) | $ (9,765) |
| Foreign currency translation adjustments | 111,044 | (30,012) | (24,003) |
| Accumulated other comprehensive income (loss) at end of year | $ 47,264 | $ (63,780) | $ (33,768) |
| Distributions in excess of net earnings at beginning of year | $ (605,783) | $ (453,497) | $ (389,079) |
| Net earnings | 248,881 | 128,144 | 214,478 |
| Preferred share dividends | (32,715) | (37,309) | (56,763) |
| Common Share distributions paid and accrued | (189,830) | (243,121) | (222,133) |
| Distributions in excess of net earnings at end of year | $ (579,447) | $ (605,783) | $ (453,497) |
| Total shareholders' equity at end of year | $2,886,487 | $2,675,999 | $2,927,371 |
| Comprehensive income | | | |
| Net earnings | $ 248,881 | $ 128,144 | $ 214,478 |
| Preferred share dividends | (32,715) | (37,309) | (56,763) |
| Foreign currency translation adjustments | 111,044 | (30,012) | (24,003) |
| Comprehensive income | $ 327,210 | $ 60,823 | $ 133,712 |

## Management's Responsibility for Financial Statements

Management is responsible for the preparation, integrity and objectivity of the condensed consolidated financial statements and other financial information presented in this report. The accompanying condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

ProLogis' internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that ProLogis and all its employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner which is above reproach.

KPMG LLP, independent auditors, has been retained to audit ProLogis' 2002 financial statements. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States, which include the consideration of ProLogis' internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. The Board of Trustees exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. One of the responsibilities of the Audit Committee is to meet periodically with the independent auditors and with ProLogis' internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



K. Dane Brooksher
*Chairman and*
*Chief Executive Officer*



Walter C. Rakowich
*Managing Director and*
*Chief Financial Officer*

## To the Board of Trustees and Shareholders of ProLogis

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of ProLogis (formerly ProLogis Trust) and subsidiaries as of December 31, 2002, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated January 29, 2003, except as to paragraph 6 of note 5, and paragraph 11 of note 7, which are as of February 24, 2003, and paragraph 2 of note 8, which is as of February 28, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying 2002 condensed consolidated financial statements is fairly stated, in all material respects, in relation to the 2002 consolidated financial statements from which it has been derived.

KPMG LLP

San Diego, California
March 24, 2003

*This independent public accountants' report is a copy of a previously issued report of Arthur Andersen LLP. Arthur Andersen LLP has not reissued this report. Arthur Andersen LLP's report refers to the consolidated balance sheet as of December 31, 2000, and the related consolidated statements of earnings, shareholders' equity and comprehensive income and cash flows for the year ended December 31, 1999, that are no longer included in the accompanying financial statements.*

## To the Board of Trustees and Shareholders of ProLogis Trust

We have audited the accompanying consolidated balance sheets of ProLogis Trust and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Frigoscandia Holding AB and CS Integrated LLC accounted for under the equity method of accounting, in which the Trust has investments in and advances to amounting to $416.6 million and $397.7 million as of December 31, 2001 and 2000, respectively, and earnings (loss) from unconsolidated entities of $(71.3) million, $(12.0) million and $6.3 million in 2001, 2000 and 1999, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these entities is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ProLogis Trust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
April 3, 2002

# Condensed Consolidated Statements of Funds from Operations

| Years Ended December 31, (In thousands, except per share data) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Income | | | |
| Rental income | $449,479 | $466,714 | $481,000 |
| Other real estate income | 126,773 | 99,890 | 75,573 |
| Income from unconsolidated investees [1] | 160,680 | 103,167 | 128,517 |
| Interest and other | 2,368 | 6,165 | 8,090 |
| *Total income* | 739,300 | 675,936 | 693,180 |
| Expenses | | | |
| Rental expenses, net of recoveries | 32,593 | 28,700 | 27,177 |
| General and administrative | 53,893 | 50,274 | 44,954 |
| Depreciation and amortization of non-real estate assets | 7,842 | 6,432 | 4,624 |
| Interest | 152,958 | 163,629 | 172,191 |
| Other | 4,541 | 4,014 | 5,909 |
| *Total expenses* | 251,827 | 253,049 | 254,855 |
| Funds from operations before minority interest | 487,473 | 422,887 | 438,325 |
| Minority interest share in funds from operations | 5,508 | 6,461 | 5,586 |
| Funds from operations before foreign currency exchange gains (losses) | 481,965 | 416,426 | 432,739 |
| Foreign currency exchange gains (losses), net | (2,774) | (2,237) | 1,642 |
| Funds from operations before income taxes | 479,191 | 414,189 | 434,381 |
| Current income tax expense | 10,509 | 2,467 | 900 |
| Funds from operations | 468,682 | 411,722 | 433,481 |
| Less preferred share dividends | 32,715 | 37,309 | 56,763 |
| Funds from operations attributable to Common Shares | $435,967 | $374,413 | $376,718 |
| Weighted average Common Shares outstanding – Basic | 177,813 | 172,755 | 163,651 |
| Weighted average Common Shares outstanding – Diluted | 184,869 | 180,284 | 178,166 |
| *Basic per share funds from operations attributable to Common Shares* | $ 2.45 | $ 2.17 | $ 2.30 |
| *Diluted per share funds from operations attributable to Common Shares* | $ 2.39 | $ 2.11 | $ 2.21 |

[1] Represents ProLogis' share of funds from operations from its investments in property funds, temperature-controlled distribution companies, corporate distribution facilities services companies and service companies that are accounted for under the equity method.

## Reconciliation of Net Earnings to Funds from Operations

| Years Ended December 31, *(In thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Reconciliation of net earnings to funds from operations | | | |
| Net earnings attributable to Common Shares | $216,166 | $ 90,835 | $157,715 |
| Add (Deduct) | | | |
| Real estate related depreciation and amortization | 145,233 | 137,033 | 146,859 |
| Gains on disposition of non-CDFS business segment assets, net | (6,648) | (10,008) | (1,314) |
| Foreign currency exchange (gains) losses, net | (743) | 1,484 | 19,569 |
| Deferred income tax expense | 17,660 | 2,258 | 4,230 |
| ProLogis' share of reconciling items of unconsolidated investees | | | |
| Real estate related depreciation and amortization | 41,779 | 63,948 | 57,366 |
| (Gains) losses on disposition of non-CDFS business segment assets, net | (2,248) | 4,417 | (744) |
| Foreign currency exchange (gains) losses, net | (4,268) | 8,204 | (2,773) |
| Deferred income tax benefit | (13,881) | (12,171) | (4,190) |
| Write-down of operating assets and other impairment charges | 42,917 | 88,413 | – |
| *Funds from operations attributable to Common Shares* | $435,967 | $374,413 | $376,718 |

Funds from operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") generally as net earnings (computed in accordance with generally accepted accounting principles), excluding real estate related depreciation and amortization, gains and losses from sales of properties, except those gains and losses from sales of properties upon completion or stabilization under pre-sale agreements, and after adjustments for unconsolidated investees to reflect their funds from operations on the same basis. Therefore, ProLogis includes gains and losses from the disposition of its CDFS business segment assets in funds from operations.

Funds from operations, as used by ProLogis, is modified from the NAREIT definition. ProLogis' funds from operations measure does not include: (i) charges related to the write-down of non-CDFS business segment assets; (ii) deferred income tax benefits and deferred income tax expenses of ProLogis' taxable subsidiaries; (iii) foreign currency exchange gains and losses resulting from debt transactions between ProLogis and its foreign consolidated subsidiaries and unconsolidated investees; (iv) foreign currency exchange gains and losses from the remeasurement (based on current foreign currency exchange rates) of certain third party debt of ProLogis' foreign consolidated subsidiaries and unconsolidated investees; and (v) mark-to-market adjustments related to derivative financial instruments utilized to manage ProLogis' foreign currency risks. These adjustments to the NAREIT definition are made to reflect ProLogis' funds from operations on a comparable basis with the other REITs that do not engage in the types of transactions that give rise to these items.

ProLogis considers funds from operations to be a useful supplemental measure of comparative period operating performance and as a supplemental measure to provide management, financial analysts, potential investors and shareholders with an indication of ProLogis' ability to fund its capital expenditures and investment activities and to fund other cash needs.

Funds from operations does not represent net earnings or cash from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs, which is presented in the Condensed Consolidated Statements of Cash Flows. Funds from operations should not be considered as an alternative to net earnings, as an indicator of ProLogis' operating performance or as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity. Additionally, the funds from operations measure presented by ProLogis will not necessarily be comparable to similarly titled measures of other REITs.

## ProLogis Board

**K. Dane Brooksher**
Chairman and
Chief Executive Officer
ProLogis

**Irving F. Lyons, III**
Vice Chairman and
Chief Investment Officer
ProLogis

**Stephen L. Feinberg**
Chairman and
Chief Executive Officer
Dorsar Investment Co., Inc.

**George L. Fotiades**
President and
Chief Executive Officer
Life Sciences Products
& Services
Cardinal Health

**Donald P. Jacobs**
Dean Emeritus
J.L. Kellogg Graduate
School of Management
Northwestern University

**Neelie Kroes**
Former President
Nijenrode University
and Cabinet Minister of
Transportation and Public
Works for the Netherlands

**Kenneth N. Stensby**
Former President and
Chief Executive Officer
United Properties

**J. André Teixeira**
Vice President
Global Technology
Development
Interbrew

**William D. Zollars**
Chairman, President and
Chief Executive Officer
Yellow Corporation



*ProLogis Board from left to right:*
*William D. Zollars, Stephen L. Feinberg, Neelie Kroes, Irving F. Lyons, III, J. André Teixeira, K. Dane Brooksher, Donald P. Jacobs, George L. Fotiades, Kenneth N. Stensby*

## Senior Officers

**Jeffrey H. Schwartz**
President and
Chief Operating Officer –
Asia and President of
International Operations

**John W. Seiple, Jr.**
President and
Chief Operating Officer –
North America

**Robert J. Watson**
President and
Chief Operating Officer –
Europe

**Walter C. Rakowich**
Managing Director,
Chief Financial Officer

**Edward S. Nekritz**
Managing Director,
General Counsel and
Secretary

**Paul C. Congleton**
Managing Director

**Alan J. Curtis**
Managing Director

**Ranald A. Hahn**
Managing Director

**Steven K. Meyer**
Managing Director

**John R. Rizzo**
Managing Director

**Robin P. R. von Weiler**
Managing Director

**Gregory J. Arnold**
Senior Vice President

**Patrick J. Boot**
Senior Vice President

**Mark R. Cashman**
Senior Vice President

**James D. Cochran**
Senior Vice President

**Frank H. Fallon**
Senior Vice President

**Ken R. Hall**
Senior Vice President

**Larry H. Harmsen**
Senior Vice President

**M. Gordon Keiser, Jr.**
Senior Vice President,
Treasurer

**Douglas A. Kiersey, Jr.**
Senior Vice President

**W. Scott Lamson**
Senior Vice President

**Luke A. Lands**
Senior Vice President,
Controller

**Debra A. McRight**
Senior Vice President

**Daryl H. Mechem**
Senior Vice President

**Charles E. Sullivan**
Senior Vice President



## Corporate Responsibility

ProLogis remains committed to the highest standards of corporate responsibility. The key to our success is the trust that we establish with our customers, shareholders, employees and suppliers through efficient, ethical and responsible business practices and by providing quality facilities and services.

These principles are central to how we operate. They support our objectives of becoming *The Global Distribution Solution* for our customers and building shareholder value. We will continue to enhance our integrated policies, procedures and controls to ensure that we meet and exceed the highest standards of business ethics and conduct.

The principal duty of the Board of Trustees and management of ProLogis is to assure that the company is well managed, serving the best interests of our shareholders. The ProLogis Board is dedicated to corporate governance practices that reflect our commitment to monitor the effectiveness of policy and decision-making as well as communication between management, the Board and shareholders.

Highlights of our focus on corporate responsibility include:

- All members of ProLogis' board committees (audit, compensation, investment and nominating) are independent.
- After filling a current board vacancy, eight of 10 board members will be independent.
- Board committees meet independent of management in addition to the Board's regularly scheduled meetings.
- ProLogis has formed a Disclosure Committee that reports to the CEO and CFO.
- ProLogis' Corporate Governance Quotient, an independent rating from Institutional Shareholder Services, showed ProLogis as outperforming 86.8% of the companies in its real estate peer group and 84.5% of the companies in the Russell 3000.

A copy of ProLogis' Code of Ethics and Business Conduct Program is available on our website at http://ir.prologis.com, under Corporate Governance.

## Shareholder Information

World Headquarters
ProLogis
14100 East 35th Place
Aurora, CO 80011 U.S.A.
303.375.9292
800.566.2706

Annual Meeting
The Annual Meeting of Shareholders of ProLogis will be held at the company's world headquarters, identified above, at 10:30 a.m. Mountain Time, on Tuesday, May 20, 2003.

Shareholders
As of March 21, 2003, ProLogis had in excess of 45,000 record and beneficial common shareholders.

Independent Public Accountants
KPMG LLP
San Diego, California

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
800.956.3378
781.575.3120 outside the United States

Shareholder account information may also be accessed at www.equiserve.com.

Quarterly Stock Price Ranges and Distributions
New York Stock Exchange: PLD

| Quarter | 2002 Stock Price High | 2002 Stock Price Low | 2002 Dividends Paid | 2001 Stock Price High | 2001 Stock Price Low | 2001 Dividends Paid |
|---|---|---|---|---|---|---|
| First | $24.15 | $20.96 | $0.355 | $22.94 | $19.73 | $0.345 |
| Second | $26.00 | $21.90 | $0.355 | $22.95 | $19.65 | $0.345 |
| Third | $25.95 | $21.70 | $0.355 | $23.30 | $19.35 | $0.345 |
| Fourth | $25.27 | $22.85 | $0.355 | $22.80 | $19.60 | $0.345 |

Information Request
ProLogis' audited consolidated financial statements are available upon request. The 2002 Annual Report on Form 10K filed with the Securities and Exchange Commission and additional company materials can be obtained by calling the Investor Relations information line at 800.820.0181 and choosing one of the options shown on the keypad to the right. You may also visit the company's website at http://ir.prologis.com, and click on the appropriate sections of the site.

Analyst Contact:
Melissa Marsden
303.576.2622
mmarsden@prologis.com

ProLogis Dividend Reinvestment and Share Purchase Plan
The ProLogis Dividend Reinvestment and Share Purchase Plan offers the opportunity to purchase common shares at a 0% to 2% discount from market price, as determined by the company. Copies of the plan prospectus and enrollment forms are available from our transfer agent, EquiServe, at www.equiserve.com, or by calling 800.956.3378.



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ProLogis.
The Global Distribution Solution

14100 East 35th Place
Aurora, Colorado 80011 USA
www.prologis.com





